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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 18433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrion Research Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nissim Aboodi 212-558-1055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QUESTRION RESEARCH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash in bank	$ 7,040
Fees receivable	31,443
Investment, at market value	20,052
Total Assets	$ 58,535

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 18,091
Stockholder's Equity:	
Common stock, $0.01 par value, 200 shares authorized, issued and outstanding	2
Additional paid-in capital	14,998
Retained earnings	25,444
Total Stockholder's Equity	40,444
Total Liabilities and Stockholder's Equity	$ 58,535

See accompanying notes to financial statements.


SEC Mail Processing
RECEIVED
MAY - 3 2010
Washington, DC
Section

QUESTRION RESEARCH CORPORATION

AUDITED
STATEMENT FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2009

QUESTRION RESEARCH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2009

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